Exhibit 23
Consent of Independent Registered Public Accounting Firm
We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-92495) of our report dated June 24, 2009, relating to the statement of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 Annual Report on Form 11-K of the Huttig Building Products, Inc. Savings and Profit Sharing Plan.
/s/ Brown Smith Wallace LLC
June 24, 2009
St. Louis, Missouri